MAIL STOP 3561

      July 13, 2005

Ms. Angeliki Frangou
Chief Executive Officer
International Shipping Enterprises, Inc.
1225 Franklin Avenue
Suite 325
Garden City, New York 11530

      Re:	International Shipping Enterprises, Inc.
   Amendment No. 2 to Registration Statement on Form S-4
   Filed June 27, 2005
   File No. 333-121819

Dear Ms. Frangou:

      We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments.

General
1. The Form S-4 should be filed on EDGAR under the names of all registrants. It would appear that Navios Maritime Holdings is the registrant, as defined in Regulation C, for the shares to be issued in the re-incorporation and International Shipping is the registrant for the proxy statement. Please ensure that the registration statement is filed under the name of Navios Maritime Holdings.

Cover Page
2. Please highlight the risk factor cross reference.  See Item
501(b)(5) of Regulation S-K.
3. We reissue prior comment six dated June 23, 2005. Please provide the statements required by Item 2(1) and (2) of Form S-4 on the inside front cover page.




Unaudited Pro Forma Financial Information

Other Financial Data, page 9
4. We noted your revision to solely present EBITDA (i.e. you removed net cash provided by (used in) operating, investing and financing activities). Please revise to provide your reconciliation of net cash from operating activities to EBITDA or remove your disclosure of
EBITDA.

Risk Factors, page 10
5. We reissue prior comment eight dated June 23, 2005. Please avoid the generic conclusions you reach in several of your risk factors, including subheadings, that the risk discussed could have a "material adverse effect," "material adverse impact," or "adversely affect" your financial condition, results of operations or other similar matters. Such generic conclusions would also include "negatively impact" and "may affect." Please replace this language with more specific disclosure of how your financial condition, results of operations, or other similar matters would be affected and place the risk in context by making the magnitude of the risk clear. See risk factors one through five, seven through ten, thirteen through eighteen, twenty-three, twenty-nine, and thirty.
6. Revise risk factor 33, including both the subheading and the narrative, to set forth the risk to investors.

Federal Income Tax Consequences, page 54
7. We note that the tax opinion indicates the opinion is "more likely than not." Discuss in the opinion the degree of uncertainty and provide a risk factor and/or other appropriate disclosure setting forth the risks to investors.
8. In prior comment 19 dated June 23, 2005, we noted the discussion on page 54 that "it is more likely than not that...ISE will be taxed by the United States as a foreign corporation," and we advised that since the tax opinion must address all material tax consequences, the conclusion regarding taxation as a foreign corporation should be set forth in the opinion. We are unable to locate this conclusion and analysis in the revised opinion.








Management`s Discussion and Analysis of Financial Condition and
Results of Operations of Navios, page 86

		Overview, page 86
9. To the extent the disclosure in this section has changed in any material way since December 31, 2004, please update management`s assessment. In this regard, we note the disclosure on page 91 under
"Revenue."
10. We note that average earnings per day for vessels in the fleet was $9,737 per day for 2005. Please confirm this time period. In addition, advise and disclose how you computed the average cost of $9,737 per day, as disclosed in the final paragraph of this page. Also, please revise your disclosure to clearly indicate if the TCE benchmark (based on Clarkson`s Research Statistics) includes or excludes gains or losses on FFAs.
11. Tell us why Clarkson`s spot physical market revenue rate of $33,500 would be comparable to the average long-term chartered-in fleet rate for your 15 chartered-in vessels of $9,737. Clarkson`s rate is only on a "spot" basis, whereas it appears these 15 vessels will be chartered-out under either medium-to-long term time charters or spot charters, based on disclosures on page 89.

		For the three months ended March 31, 2005 and 2004, page
91
12. We read your response to prior comment 24 dated June 23, 2005
and
your revised disclosure.  We note that there was an approximate
26.8%
decrease in available days and a corresponding decrease in revenue from the quarter ended March 31, 2004 to the quarter ended March
31,
2005. This decrease was attributed to a reduction in the number of vessels operated during the period. You also state that the reduction was based on "management`s perception of market conditions." Please expand your disclosure to clarify what you mean here. Your revised disclosure should address the contributing factors that impact "management`s perception" and provide investors with material information that is necessary to an understanding of the financial condition and operating performance, as well as its prospects for the future. Your revised disclosure should also address why the number of vessels was decreased.

	Liquidity and Capital Resources, page 93
13. As requested in prior comment 26 dated June 23, 2005, please quantify what your liquidity needs will be in the event you do acquire these vessels.


	Second Quarter EBITDA Guidance, page 95
14. You state elsewhere in the prospectus that EBITDA is included in the prospectus because it is a basis upon which Navios assesses its liquidity position and because ISE believes that it presents useful information to investors regarding a company`s ability to service and/or incur indebtedness. It appears that your non-GAAP disclosure in this paragraph is presented as a performance measure; furthermore your disclosure does not appear meet the minimum disclosure requirements of Item 10 of Regulation S-K. Please remove this section from your prospectus or revise as necessary.

Executive Compensation, page 123
15. Please include the disclosure required by Item 402 of Regulation
S-K for the four most highly compensated executive officers other than the CEO and up to two additional individuals for whom disclosure would have been provided but for the fact that the individual was not serving as an executive officer.

Financial Statements

ISE Financial Statements for the Quarter Ended March 31, 2005

Statement of Operations, F-3
16. Please remove the caption entitled Income/Expense from Financing
Activities (after operating loss) from this statement.

Notes to Financial Statements

General
17. Please disclose the basis of presentation, and that the financial statements have not been audited by an independent certified public accountant. Unaudited financial statements that are included in documents filed with the Commission must include all adjustments, which in the opinion of management, are necessary in order to make the financial statements not misleading. An affirmative statement that the financial statements have been so adjusted must be provided.
Please revise.

Part II

Exhibits
18. In prior comment 61 dated May 19, 2005, we asked that you file an executed copy of exhibit 23.4. We remain unable to locate such executed copy. In this regard, we note your response 39 dated June
27, 2005 to our letter dated June 23, 2005.
19. We reissue prior comment 40 dated June 23, 2005. Material contracts should be filed in their entirety, which includes any schedules, attachments or appendices. We direct your attention to exhibits 10.17 and 10.18.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Any questions regarding the accounting comments may be directed to Brian Bhandari at (202) 551-3390. Questions on other disclosure issues may be directed to William Bennett at (202) 551-3389.
						Sincerely,



								John Reynolds
      Assistant Director


cc:	Kenneth R. Koch, Esq.
Fax: (212) 983-3115



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International Shipping Enterprises, Inc.
Ms. Angeliki Frangou
July 13, 2005
Page 1